Exhibit 99.2

STEALTHGAS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our interim unaudited condensed consolidated financial statements and the notes thereto included elsewhere in this report and our management’s discussion and analysis included in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements for the years ended December 31, 2009, December 31, 2010 and December 31, 2011 and the notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the Securities and Exchange Commission, or SEC, on April 30, 2012.

Overview

We own a fleet of liquefied petroleum gas (“LPG”) carriers providing international seaborne transportation services to LPG producers and users, as well as crude oil and product carriers chartered to oil producers refiners and traders. Our LPG carriers carry various petroleum gas products in liquefied form, including propane, butane, butadiene, isopropane, propylene and vinyl chloride monomer, which are all byproducts of the production of crude oil and natural gas. The medium range product carriers in our fleet are capable of carrying refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, while our Aframax tanker is used for carrying crude oil. We believe that we have established a reputation as a safe, cost-efficient operator of modern and well-maintained LPG carriers.

Currently our fleet consists of 33 LPG carriers with an average age of 10.7 years, two 2008-built product carriers, one 2009-built product carrier and one 2010-built Aframax crude oil tanker. In addition, we have also entered into an agreement with an affiliated company to acquire four newbuilding LPG carriers whose delivery is scheduled for 2014. We have a commitment letter for a credit facility for these four newbuilding vessels and we expect to complete the acquisition with cash generated from operations and borrowings under this credit facility. Since 2011, our LPG carriers has experienced increases in charter rates underpinned by increasing demand for the products carried by our vessels and improving global economic conditions. However, for the remaining four vessels in our fleet, the three product carriers and the one Aframax crude oil tanker, the charter markets have experienced significant decline since 2008.

As of January 31, 2013, 70% of our anticipated fleet days are covered by period charter contracts for 2013. We have six LPG carriers operating in the spot market. The spot market continues to operate efficiently with vessels being regularly deployed at sustainable rates and, as noted above, we are currently deploying some of our vessels in this market pending their potential fixing on period employment.

Results of Operations

Nine months ended September 30, 2012 compared to the nine months ended September 30, 2011.

Selected Financial Data

(Expressed in United States Dollars)

	Nine Months Ended September 30,		Change
	2011	2012	Amount	%
Revenues	89,396,439	88,627,399	(769,040)	(0.9)

Expenses
Voyage expenses	13,096,063	8,847,732	(4,248,331)	(32.4)
Vessels’ operating expenses	28,791,931	22,857,618	(5,934,313)	(20.6)
Dry-docking costs	2,575,799	2,045,656	(530,143)	(20.6)
Management fees	3,673,865	3,207,885	(465,980)	(12.7)
General and administrative expenses	1,973,265	2,151,866	178,601	9.1
Depreciation	20,589,001	21,442,465	853,464	4.1
Net loss/(gain) on sale of vessels	5,654,178	(1,372,409)	(7,026,587)	(124.3)

Total expenses	76,354,102	59,180,813	(17,173,289)	(22.5)

Income from operations	13,042,337	29,446,586	16,404,249	125.8

Other (expenses)/income
Interest and finance costs	(6,270,788)	(7,250,396)	(979,608)	15.6
Loss on derivatives	(2,760,836)	(1,153,309)	1,607,527	(58.2)
Interest income	38,732	169,844	131,112	338.5
Foreign exchange gain/(loss)	54,555	(13,316)	(67,871)	(124.4)

Other expenses, net	(8,938,337)	(8,247,177)	691,160	(7.7)

Net income	4,104,000	21,199,409	17,095,409	416.6

	As of December 31, 2011	As of September 30, 2012
BALANCE SHEET DATA
Current assets, including cash	$56,521,743	$51,756,272
Total assets	695,710,151	715,607,190
Current liabilities	56,100,855	57,277,159
Derivative liability	9,401,798	6,939,736
Total long-term debt, including current portion	351,068,181	353,269,983
Total stockholders’ equity	313,098,027	334,309,266
Capital stock	205,526	205,526
Number of common shares outstanding	20,552,568	20,552,568

	Nine Months Ended September 30,
	2011	2012
OTHER FINANCIAL DATA
Net cash provided by operating activities	$27,914,741	$37,029,303
Net cash used in investing activities	(26,708,961)	(41,443,674)
Net cash provided by financing activities	11,430,272	2,201,802
FLEET DATA
Average number of vessels(1)	37.8	36.8
Total voyage days for fleet(2)	10,106	9,941
Total time and bareboat charter days for fleet(3)	7,784	8,714
Total spot market days for fleet(4)	2,322	1,227
Total calendar days for fleet(5)	10,312	10,090
Fleet utilization(6)	98.0%	98.5%

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
(2)	Our total voyage days for our fleet reflect the total days the vessels were in our possession for the relevant periods, net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(3)	Total time and bareboat charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.
(4)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.
(5)	Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(6)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

VOYAGE REVENUES — Voyage revenues for the nine months ended September 30, 2012 were $88.6 million compared to $89.4 million for the nine months ended September 30, 2011, a decrease of $0.8 million or 0.9%. The decrease in voyage revenues is a result of the decrease in the average number of vessels in our fleet and the corresponding decrease in the calendar days for our fleet from 10,312 for the nine months ended September 30, 2011 to 10,090 for the nine months ended September 30, 2012. It also reflects the change in the composition of the charters in our fleet whereby spot voyage days decreased to 1,227 for the nine months ended September 30, 2012 compared to 2,322 for the nine months ended September 30, 2011, while bareboat charter days increased from 2,742 for the nine months ended September 30, 2011 to 3,893 for the nine months ended September 30, 2012. Bareboat charters are generally for lower monthly rates, however, under bareboat charters we are not responsible for voyage or operating expenses or cash associated with drydocking or repairs. The prevailing charter rates in our handy size LPG carriers for the nine months ended September 30, 2012 were higher than the nine months ended September 30, 2011.

VOYAGE EXPENSES — Voyage expenses were $8.8 million for the nine months ended September 30, 2012 compared to $13.1 million for the nine months ended September 30, 2011. Voyage expenses consisted of bunker charges in the amount of $5.1 million, port expenses of $1.0 million, commissions charged by third parties of $1.4 million, commissions charged by related parties of $1.1 million and other voyage expenses were $0.2 million. Overall, the $4.3 million decrease in voyage expenses for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 resulted from the decreased number of spot voyage charter days undertaken by the fleet during the period. Under spot charters, we are responsible for all of the above types of voyage expenses, whereas under time and bareboat charters we are not responsible for bunker, port and canal expenses.

VESSEL OPERATING EXPENSES — Vessel operating expenses were $22.9 million for the nine months ended September 30, 2012 and were $28.8 million for the nine months ended September 30, 2011, a decrease of $5.9 million, or 20.5%, due primarily to the higher number of vessels in our fleet operating under bareboat charters compared to the nine months ended September 30, 2011. Under bareboat charters, the charterer is responsible for all the operating expenses of the vessel.

DRY DOCKING COSTS — Dry docking costs for the nine months ended September 30, 2012 were $2.0 million, which were related to the dry-docking of five of our vessels compared to dry docking costs of $2.6 million for seven vessels that were dry-docked during the nine months ended September 30, 2011.

MANAGEMENT FEES — Management fees were $3.2 million for the nine months ended September 30, 2012 compared to $3.7 million for the nine months ended September 30, 2011, a decrease of $0.5 million, reflecting the lower number of vessels in the fleet and the higher number of vessels operating under bareboat charters. There was no increase in the amount of management fees per day per vessel; these remained at $440 per day for vessels under time or spot charter and $125 per day for those vessels under bareboat charter.

GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses were $2.2 million for the nine months ended September 30, 2012 compared to $2.0 million for the nine months ended September 30, 2011, an increase of $0.2 million, due primarily to an increase in compensation costs.

DEPRECIATION — Depreciation expenses for the 36.8 average number of vessels in our fleet for the nine months ended September 30, 2012 were $21.4 million compared to $20.6 million for the 37.8 average number of vessels in our fleet for the nine months ended September 30, 2011, an increase of $0.8 million relating to the higher book value and corresponding depreciation for the five new vessels added in our fleet compared to the six older vessels that were sold.

NET GAIN/LOSS ON SALE OF VESSELS — Following the sale of two vessels, the Gas Kalogeros and the Gas Tiny, we recorded a net gain on the sale of these two vessels for the nine months ended September 30, 2012 of $1.4 million compared to a loss of $5.7 million for the nine months ended September 30, 2011, following the sale of four vessels, the Gas Shanghai, Gas Chios, Gas Czar and Gas Nemesis.

INTEREST AND FINANCE COSTS — Interest and finance costs were $7.3 million for the nine months ended September 30, 2012 compared to $6.3 million for the nine months ended September 30, 2011, an increase of $1.0 million, or 15.9%, resulting primarily from the increased level of prevailing interest rates and the increased average outstanding indebtedness.

GAIN/ LOSS ON DERIVATIVES — For the nine months ended September 30, 2012, we incurred a loss on derivatives of $1.2 million compared to a loss of $2.8 million for the nine months ended September 30, 2011. Included in the $1.2 million loss is interest paid on recurring interest rate swaps of $3.6 million and a gain of $2.45 million due to the change in fair value of our interest rate swaps. Included in the $2.8 million loss for the nine months ended September 30, 2011 is interest paid on recurring interest rate swaps of $4.3 million and gain of $1.5 million due to the change in fair value of our interest rate swaps and the change in fair value of our foreign currency forward contracts denominated in Japanese Yen. The non-cash gain of our Japanese Yen denominated foreign currency forward contracts was due to an overall weakening of the U.S. dollar against the Japanese Yen during the nine months ended September 30, 2011. Generally, the fair value of our interest rate swap agreements increased during both periods as a result of increased forward interest rates. We did not hold any foreign exchange currency forward contracts for the nine months ended September 30, 2012.

INTEREST INCOME — Net interest income was $0.2 million for the nine months ended September 30, 2012, compared to $0.04 million for the nine months ended September 30, 2011, a $0.16 million increase due to higher average interest rate on our deposits.

NET INCOME — As a result of the above factors, net income was $21.2 million for the nine months ended September 30, 2012, representing an increase of $17.1 million, from net income of $4.1 million for the nine months ended September 30, 2011.

Cash Flows

Net cash provided by operating activities — was $37.0 million for the nine months ended September 30, 2012, compared to $27.9 million for the nine months ended September 30, 2011. This represents the net amount of cash, after expenses, generated by chartering our vessels. The increase in net cash provided by operating activities was mainly due to the improved LPG chartering market and a decrease in both voyage and operating expenses. During 2011 we also paid the last installment relating to the cancellation of the purchase of the Stealth Argentina of $2.7 million.

Net cash used in investing activities — was $41.4 million for the nine months ended September 30, 2012, consisting mainly of $62.5 million we paid for the acquisition of the Gas Husky, the Gas Esco and the deposit on the acquisition of four newbuilding vessels scheduled to be delivered to us in 2014, and of $18.1 million net proceeds from the sale of the Gas Kalogeros and Gas Tiny. For the nine months ended September 30, 2011 net cash used in investing activities was $26.7 million consisting of $43.8 million we paid for the acquisition of the Gas Cerberus, Gas Elixir and Gas Myth, $7.3 million installments paid to the shipyard with respect to the Gas Husky and the Gas Esco and $25.0 million net proceeds from the sale of the Gas Shanghai, Gas Chios, Gas Czar and Gas Nemesis.

Net cash provided by financing activities — was $2.2 million for the nine months ended September 30, 2012 consisting of $43.3 million of borrowings used to finance the delivery of the Gas Husky and Gas Esco, $41.0 million in loan repayments under existing credit facilities including $13.6 million of loan repayments due to sale of two vessels securing such debt. For the nine months ended September 30, 2011, the proceeds from financing activities were $11.4 million consisting mainly of $2.2 million paid for stock repurchases, $34.9 million of loan repayments under the existing credit facilities and $49.4 million of borrowings used to finance the delivery of the Gas Elixir, Gas Cerberus and Gas Myth.

Liquidity and Capital Resources

As of September 30, 2012, we had cash and cash equivalents of $41.2 million and $4.8 million of restricted cash classified as current assets.

Our principal sources of funds for our liquidity needs are cash flows from operations and long-term bank borrowings. Additional sources of funds include proceeds from vessel sales. We have not raised capital through an equity offering since our follow-on public offering in the third quarter of 2007. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, service our debt, implement our share repurchase program and fund working capital requirements.

Our liquidity needs, as of September 30, 2012 through the end of 2013, primarily relate to the operation and maintenance of our existing vessels and the servicing of our debt. Furthermore, we have entered into contracts for the acquisition of four LPG carriers under construction, which are scheduled to be delivered to us in 2014. As of September 30, 2012, we have paid a deposit of $19.2 million for the four vessels. The remaining acquisition cost, totaling $76.8 million, is payable at the time of each vessel’s delivery in 2014. We expect to fund the remaining acquisition cost in 2014 with bank debt and cash generated from operations. In that regard, we have signed a commitment letter with a bank to finance up to $67.2 million of the remaining acquisition cost subject to certain conditions including minimum employment requirements. Arrangement of this credit facility is pending customary legal documentation. This committed facility and our existing credit facilities require us to comply with a number of covenants, including financial covenants related to liquidity, minimum interest coverage, maximum leverage ratios, loan to value ratios and collateral maintenance; delivery of quarterly and annual financial statements; maintaining adequate insurances; compliance with laws (including environmental); maintenance of flag and class; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness and payment of and other customary covenants.

As of September 30, 2012, our aggregate debt outstanding was $353.3 million, of which $35.2 million was payable within 12 months. The table below reflects the classification of certain debt repayments scheduled to be due after September 30, 2012, as payable by such date indicated below.

September 30,	Amount
2013	35,162,544
2014	68,127,676
2015	32,568,126
2016	78,380,387
2017 & thereafter	139,031,250

Total	353,269,983

We believe that our working capital is sufficient for our present short-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment, that may restrict our ability to draw down the full amount of our committed credit facility, which contains restrictions on the amount of cash that can be advanced to us based on the market value of the vessel in respect of which the advance is being made, our internally generated cash flows and the borrowings under the committed credit facility will be sufficient to fund our operations, including working capital requirements, for at least 12 months taking into account our existing capital commitments and debt service requirements.

Of our fleet of 37 vessels as of January 31, 2013, three of our vessels, the Gas Crystal, the Gas Evoluzione and the Catterick, were unencumbered. As a result, we may incur additional indebtedness secured by certain or all of these unencumbered vessels.

For a description of our credit facilities please refer to the discussion under the heading “ — Credit Facilities” below.

In 2009, we entered into a cash conservation approach, which included our cost containment strategy and our Board of Directors’ decision to suspend the payment of cash dividends as a result of market conditions at the time in the international shipping industry and the general uncertainties in the global economy. On March 22, 2010, our Board of Directors approved a stock repurchase program of up to $15.0 million. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time at our discretion and without notice. As of December 31, 2011, 1.8 million common shares had been repurchased at an aggregate cost of $8.5 million. No further share purchases have been made since that time.

Credit Facilities

As of September 30, 2012 we were in compliance with all our credit facilities. For a full description of our credit facilities see “Item 5. Operating and Financial Review and Prospects — Loan Agreements” of our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 30, 2012.

Our credit facilities require us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses. These financial ratios and covenants include requirements that we:

•	maintain minimum cash balances in a pledged account with the lender at all times;

•	ensure that our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at any time exceed 80%;

•

maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan at all times in excess of (i) 130% under our loan agreement with Fortis Bank-Athens Branch and NIBC Bank N.V. and (ii) 125% under our loan agreements with Deutsche Bank, DnB NOR Bank ASA, DVB Bank S.E., Nordic Branch, EFG Eurobank Ergasias S.A., Emporiki Bank, National Bank of Greece and Scotiabank; and

•	ensure that our ratio of EBITDA to interest expense over the preceding twelve months is at all times more than 2.5 times.

In addition, our loan agreement with BNP Paribas Bank requires us to maintain a minimum cash balance equivalent to six months interest in a pledged account with the lender at all times; our loan agreements with Scotiabank and Deutsche Bank each require us to maintain a cash balance equivalent to $200,000 for each vessel mortgaged to Scotiabank or Deutsche Bank, as applicable, at all times; our loan agreement with Emporiki Bank requires us to maintain an average cash balance equivalent to $800,000 with Emporiki Bank at all times our loan agreement with EFG Eurobank requires us to maintain an aggregate cash balance equivalent to $200,000 with EFG Eurobank at all times; our loan agreement with National Bank of Greece requires us to deposit on a monthly basis 1/6th of the relevant installment of principal and 1/6th of the relevant fraction of the next interest payment that are both due on a six monthly basis. Our loan agreements with DnB Nor Bank require us at all times to keep the equivalent of six months interest payable on deposit with the DnB Nor Bank at all times and maintain a free cash balance of $10,000,000. Our loan agreements also require that members of the Vafias family at all times own at least 15% of our outstanding capital stock and include restrictions on the payment of dividends in amounts exceeding 50% of our free cash flow in any rolling 12-month period.

On July 6, 2012, we reached an agreement with Deutsche Bank in regard to the credit facility that finances the “Navig8 Faith”. In consideration for making a payment in August 2012 of a $0.6 million quarterly installment previously due in November 2012, Deutsche Bank agreed to reduce the minimum collateral value to loan ratio covenant from 125% to 110% for the period up to June 30, 2013. The quarterly installment was paid on August 20, 2012.

Our credit facility agreements contain customary events of default with respect to us and our applicable subsidiaries, including upon the non-payment of amounts due under these credit facilities; breach of covenants; matters affecting the collateral under such facility; and the occurrence of any event that in light of which, the lenders consider there is a significant risk that the borrowers are, or will later become, unable to discharge their liabilities as they fall due.

Our credit facilities provide that upon the occurrence of an event of default, the lenders may require that all amounts outstanding under our credit facilities be repaid immediately and terminate our ability to borrow under any existing undrawn committed credit facility and foreclose on the mortgages over the vessels and any other related collateral. Our loan agreements also contain cross-default clauses.

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates. See Note 11 Derivatives and Fair Value Disclosures to our unaudited condensed consolidated financial statements included in this report.

Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of September 30, 2012:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Office lease (1)	170,071	75,587	94,484	—	—
Operating lease (2)	11,032	11,032	—	—	—
Vessel purchase agreements (3)	76,800,000	—	76,800,000	—	—

Total	76,981,103	86,619	76,894,484	—	—

(1)	We lease office space from the Vafias Group. The lease expired on January 3, 2012 and was renewed for two years at a rate of €58,800 per year.
(2)	The amount related to an operating lease for a motor vehicle. The lease expired in December 2012.
(3)	We entered into separate memoranda of agreement to acquire four vessels under construction. As of September 30, 2012, $19,200,000 of the $96,000,000 purchase price for these vessels had been advanced to the sellers.

Recent Developments

On November 22, 2012, our Board of Directors approved under the Company’s 2007 Equity Compensation Plan the granting of 74,761 restricted shares to our CEO, CFO, Executive and Non-Executive members of Board of Directors vesting on September 30, 2014.

Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in the Company’s Consolidated Financial Statements included in its Annual Report Form 20-F (File No. 000-51559) for the year ended December 31, 2011 filed with the Commission on April 30, 2012.

Changes in Accounting Policies

There have been no material changes to our accounting policies in the nine months ended September 30, 2012.

Price Range of Shares of Common Stock

Following our initial public offering in the United States in October 2005, our shares of common stock were quoted on the Nasdaq National Market, and are now listed on the Nasdaq Global Select Market, under the symbol “GASS”. The following table shows the high and low closing prices for our shares of common stock during the indicated periods.

	High	Low
For the Fiscal Year Ended
December 31, 2007	$18.98	$11.50
December 31, 2008	$17.67	$2.72
December 31, 2009	$7.50	$4.15
December 31, 2010	$7.99	$4.05
December 31, 2011	$8.37	$3.60
December 31, 2012	$8.23	$4.00

For the Quarter Ended
December 31, 2010	$7.99	$4.35
March 31, 2011	$8.37	$5.76
June 30, 2011	$6.87	$4.15
September 30, 2011	$4.74	$3.62
December 31, 2011	$4.25	$3.60
March 31, 2012	$6.20	$4.00
June 30, 2012	$6.69	$5.25
September 30, 2012	$6.87	$5.78
December 31, 2012	$8.23	$6.40
March 31, 2013*	$9.91	$8.10

For the Month:
July 2012	$6.04	$5.81
August 2012	$6.25	$5.78
September 2012	$6.87	$6.34
October 2012	$7.30	$6.40
November 2012	$7.55	$6.67
December 2012	$8.23	$7.43
January 2013	$9.91	$8.10

*	Through January 31, 2013

CAPITALIZATION

The table below sets forth our consolidated capitalization as of September 30, 2012:

•	on an actual basis; and

•

on an as adjusted basis to reflect (i) aggregate scheduled loan repayments of $11,513,846 and (ii) the issuance of 74,761 restricted shares to our officers and directors, which vest on September 30, 2014.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, recapitalizations or special dividends since September 30, 2012.

In U.S. dollars	As of September 30, 2012
	Actual	As Adjusted
Long-term debt obligations (including current portion) (1)	$353,269,983	$341,756,137

Stockholders’ equity
Preferred stock, par value $0.01, 5,000,000 shares authorized, and none issued, actual and as adjusted	—	—
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 21,104,881 shares issued and 20,552,568 shares outstanding actual and 21,179,642 issued and 20,627,329 outstanding as adjusted (2)	205,526	206,273
Additional paid-in capital	275,761,643	275,760,896
Retained earnings	58,257,549	58,257,549
Accumulated other comprehensive income	84,548	84,548
Total Stockholders’ equity	334,309,266	334,309,266

Total capitalization	$687,579,249	$676,065,403

(1)	All debt obligations are secured.
(2)	The adjusted shares issued and outstanding include 74,761 shares of restricted stock which vest on September 30, 2014.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although StealthGas Inc. believes that these assumptions were reasonable when made, these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates, vessel values, and charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in StealthGas Inc.’s operating expenses, including bunker prices, dry-docking and insurance costs, our ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by StealthGas Inc. with the SEC.